FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of General Meeting

3 November 2025

Result of General Meeting held on 3 November 2025

AstraZeneca PLC (the 'Company') announced that at the General Meeting ('GM') of shareholders held earlier today, shareholders approved the resolution to adopt new articles of association of the Company, as required to proceed with the harmonisation of the Company's equity listing structure. As proposed in the Circular and Notice of GM circulated on 29 September 2025, the Resolution was decided by poll vote and was passed as a special resolution.

	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
To adopt new articles of association of the Company in connection with the harmonisation of its equity listing structure	1,222,275,967	99.36	7,861,875	0.64	1,230,137,842	79.33	2,628,613

Michel Demaré, Chair AstraZeneca said: "Today's significant vote in favour of the Board's proposal demonstrates strong shareholder support for AstraZeneca's harmonised listing structure in London, Stockholm and New York.  As the Company continues to expand and invest in our growing markets, our new structure will offer the flexibility to access the broadest available pool of capital, including in the US, enabling more shareholders to participate in AstraZeneca's exciting future."

Next steps and timetable
The expected timetable of principal events as set out in the Circular and Notice of GM remains unchanged and is replicated below. The following dates and times are indicative only and are subject to change. If any of the dates set out in the timetable change, the Company will give notice of this change by issuing an announcement through a Regulatory News Service.

Expected date for termination of ADR Programme, delisting of AstraZeneca ADSs and cancellation of the listing and trading of AstraZeneca US Bonds on Nasdaq	2 February 2026
Expected time and date for commencement of trading in AstraZeneca Shares and AstraZeneca US Bonds on the NYSE	By 8:00 a.m. (ET) on 2 February 2026
Expected date for the issuance of AstraZeneca DIs to relevant CREST participant accounts	On or around 2 February 2026
Expected date for the issuance of statements of entitlement for existing CSN Eligible Certificated Shareholders and CSN Participants	By no later than 16 February 2026

A copy of the special resolution passed at the GM has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Issued capital
As at 30 October 2025, the number of issued shares of the Company was 1,550,712,906 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against the Resolution. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit www.astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 November 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary